December 1, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:          InspireMD, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 12, 2011
File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 4 to Form S-1 (“Amendment No. 4”), marked to show changes from Amendment No. 3 to Form S-1 filed by the Company on October 12, 2011.  We acknowledge receipt of the letter of comment dated October 25, 2011 from the Securities and Exchange Commission (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter.  The paragraph and page number references below are to those in Amendment No. 4.  The Company’s responses to the Comment Letter are numbered to correspond to the comments as numbered in the Comment Letter.  For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

REGISTRATION STATEMENT ON FORM S-1

Risk Factors, page 5

1.	We note your response to prior comment 2. Please tell us where you filed as an exhibit the agreement with your distributor in Israel to revoke its right to return purchases.

Response:

The Company has made the requested revision by filing the agreement with its distributor in Israel to revoke its right to return purchases as exhibit 10.43 to Amendment No. 4.

Pre-Clinical Trials, page 31

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

2.
We note that the second paragraph of your response to prior comment 6 provides the specific intended meaning of the phrase “to be determined” as used in the charts on pages 31 and 32.  Please revise to include this explanation in the prospectus.

Response:

The Company has made the requested revision by including this explanation on page; 31-32 of Amendment No. 4.

3.
We note your response to prior comment 8.  If material, please disclose that your patents were not granted pursuant to your original timetable and provide the reasons for, and consequences of, such delays.

Response:

The Company believes that the delays in the issuance of it patents are normal and typical for the United States Patent and Trademark Office and other foreign patent offices.  Because the Company has not yet been involved in litigation or any other dispute with respect to patent infringement, the delays in examination and grant of the Company’s patents have had no material consequences on its business and the Company believes that such delays do not need to be disclosed.

Government Regulation, page 41

4.
We note your response to prior comment 9.  Please reconcile your disclosure in the third paragraph of this section that you are not able to sell products in various countries, such as Poland, Spain and India, with disclosure elsewhere in your filing which appears to suggest that you are able to sell.  For example, we note disclosure on page 42 regarding your major distributors in these countries.  Also, reconcile your disclosure in the third, fourth and fifth paragraphs of this section regarding the status of your efforts to obtain regulatory approval.  In this regard, we note disclosure on page 41 that you are seeking regulatory approval in Israel; however, you later disclose on page 41 that you received approval in Israel in September 2011.

Response:

The Company has made the requested revision by clarifying the regulatory approvals necessary for its products on page 41 of Amendment No. 4.

Customers, page 42

5.	We note your response to prior comment 10. Please disclose the material terms of the agreements identified. For example, disclose the “certain sales minimums” mentioned in this section.

Response:

The Company has made the requested revision by disclosing the material terms of the material agreements with its costumers on page 42 of Amendment No. 4.

Summary Compensation Table, page 47

6.	Please disclose how you determined the option award in 2010 for Mr. Bar.

Response:

The option award granted to Mr. Bar in 2010 was a reflection of his contributions to the Company.  Based on Mr. Bar’s relatively low salary as compared to other executives of the Company, the board of directors of the Company determined that Mr. Bar’s compensation package should be increased in order to adequately compensate him for his contributions to the Company up to and including 2010 and to give Mr. Bar a further incentive to remain with the Company in the future.  The board of directors of the Company decided that the best form of compensation that would both reward and incentivize Mr. Bar was an option award that would accurately compensate him for his significant involvement in the Company up to that point and would allow him to share financially in the future success of the Company and its stock price.

Certain Relationships and Related Party Transactions, page 59

7.
We note your response to the second sentence of prior comment 13.  Please disclose the material terms of your agreement with Ms. Paz, such as the duration of the agreement.  In addition, disclose the amount owed to Ms. Paz as of December 31, 2010 and as of the most recent practical date, and disclose the amount paid to Ms. Paz in 2009 and in 2011.  Note that these amounts should be disclosed in U.S. dollars instead of New Israel Shekels.

Response:

The Company has made the requested revision by disclosing the material terms of its agreements with Ms. Paz and the amounts paid to Ms. Paz under such agreements on page 55 of Amendment No. 4.

8.
We note your response to the third sentence of prior comment 13.  Please tell us the basis for your belief that the transaction in Note 9(f) pursuant to which you owed $156,000 to a related party is not required to be disclosed by Item 404 of Regulation S-K.

Response:

As noted in Note 9(f) of the Notes to the Consolidated Financial Statements on page F-19 of Amendment No. 4, the total balance owed by the Company as of December 31, 2009 to related parties under “Trade payable” was approximately $156,000. This amount was comprised of approximately $80,000 owed to Ofir Paz and approximately $76,000 owed to Asher Holzer for services related to their respective employment agreements. The amounts owed to Mr. Paz and Dr. Holzer, respectively, are reflected in the amounts paid to each such officer in 2009, as disclosed in the Summary Compensation Table on page 47 of Amendment 4.

9.
Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X.  As applicable, an updated accountant’s consent should also be included with any amendment to the filing.

Response:

An updated accountant’s consent is filed as exhibit 23.1 to Amendment No. 4.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.